Exhibit 2.1

EXECUTION COPY

ASSET PURCHASE AGREEMENT

This Asset Purchase Agreement, dated as of April 20, 2011 (this “Agreement”), is made by and between GAIN Capital Holdings, Inc., a Delaware corporation (“Purchaser”), and Deutsche Bank AG, a bank organized under the laws of Germany, acting through its London Branch (“Seller”).

W I T N E S S E T H:

WHEREAS, Seller operates an online foreign exchange trading service under the name “dbFX” (the “Business”) which permits Customers (as hereinafter defined) to trade foreign currencies on a rolling spot basis; and

WHEREAS, in connection with the Business, Seller wishes to sell to certain subsidiaries of Purchaser, and certain subsidiaries of Purchaser wish to buy from Seller, the Purchased Assets (as hereinafter defined) pursuant to the terms hereof.

NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth, the parties hereto hereby agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1. Defined Terms. As used in this Agreement, capitalized terms shall have the following respective meanings (which meanings shall be applicable to both the singular and plural forms of the term defined):

“Account Balance” means, with respect to any Customer of the Business, the aggregate cash account balance for such Customer at the close of trading at the Agreed-Upon Closing Time on the Closing Date, after all trades and positions in such Customer’s account have been closed and any profit/loss has been realized and after accounting for any fees and charges or other amounts owed by such Customer to Seller.

“Affiliate” means, with respect to any Person (as hereinafter defined), any entity which, directly or indirectly, controls or is controlled by that Person, or is under common control with that Person. For the purposes of this definition, “control” (including, with correlative meaning, the terms “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities or by contract or otherwise.

“Agreed-Upon Percentage” has the meaning set forth in Section 3.2(a).

“Agreed-Upon Closing Time” means a time of day not earlier than 3 PM and not later than 5 PM (Eastern Daylight Time) to be mutually agreed upon in good faith by the parties prior to the dissemination to Customers of the Notice.

“Agreement” has the meaning set forth in the preamble.

“Anti-Money Laundering Laws” has the meaning set forth in Section 6.10(a).

“Assumed Liabilities” has the meaning set forth in Section 2.4.

“Business” has the meaning set forth in the recitals.

“Business Day” means any day other than a Saturday, Sunday or a legal holiday on which banking institutions in the State of New York, London, England or Frankfurt, Germany are not required to open.

“Closing” has the meaning set forth in Section 2.1(b).

“Closing Date” has the meaning set forth in Section 4.1.

“Closing Rate” means, with respect to any currency, the mid rate published by Bloomberg at “Curncy FXC” as of the Agreed-Upon Closing Time on the Closing Date.

“Confidential Information” means all information, data, and trade secrets, and materials, documents and other tangible embodiments of the foregoing (in any form or medium) relating to or concerning the Purchased Assets and collected by Seller in the course of conducting the Business, including all such information relating to or concerning the Transferring Customers and all such information marked as or otherwise identified as “proprietary” or “confidential” other than, in each case, (x) information that becomes generally available to the public other than through the fault of the party subject to the confidentiality obligation (or such party’s Affiliates or Representatives) or (y) information which is or becomes known to the party subject to the confidentiality obligation on a non-confidential basis from a source other than the disclosing party, provided that such source was not known by such party to be bound by any duty of confidentiality with respect to such information.

“Confidentiality Agreement” has the meaning set forth in Section 7.1(c).

“Customer” means each customer of the Business as of the Closing Date, but only to the extent of such customer’s relationship with the Business as a customer thereof and excluding any other relationships such customer may have with Seller in addition to such customer’s relationship with the Business or any other relationships such customer may have with any Affiliates of Seller.

“Damages” has the meaning set forth in Section 10.2(a).

“Data Protection Laws” means all applicable data protection laws in an EU Member State implementing the EU’s Data Protection Directive 95/46/EC and the EU’s Directive on Privacy and Electronic Communications 2002/58/EC (as may be amended or replaced from time to time) and all other applicable data protection laws, rules, regulations, decisions, decrees, opinions, or codes of practice or guidance issued by any government, authority or regulatory or self-regulatory organization.

“Dispute Notice” has the meaning set forth in Section 3.2(d).

“Drop Dead Date” has the meaning set forth in Section 9.1(a).

“Dual-Customer” has the meaning set forth in Section 3.2(a).

“Dual-Customer New Account” has the meaning set forth in Section 3.2(a).

“Dual-Customer Existing Account” has the meaning set forth in Section 3.2(a).

“Earn-Out Payments” has the meaning set forth in Section 3.2(a).

“Earn-Out Period” has the meaning set forth in Section 3.2(a).

“EEA” has the meaning set forth in Section 2.6.

“Entity” has the meaning set forth in Section 6.10(b)(i).

“EU” has the meaning set forth in Section 6.10(b)(i)(x).

“FCPA” has the meaning set forth in Section 6.10(c).

“FSA” has the meaning set forth in Section 2.1(a).

“GCG” has the meaning set forth in Section 2.1(a).

“GCUK” has the meaning set forth in Section 2.1(a).

“GFX” has the meaning set forth in Section 7.7.

“Governance Documents” of any Person means the legal document(s) by which such Person (other than an individual) establishes its legal existence or which governs its internal affairs, as well as any agreements governing the rights of holders of equity interests with respect to such equity interests or the governance of the issuer of such equity interests. For example, the “Governance Documents” of a corporation would be its certificate of incorporation, by-laws and shareholder agreement (if any), the “Governance Documents” of a limited partnership would be its certificate of limited partnership and its limited partnership agreement or other similar agreement (if any), and the “Governance Documents” of a limited liability company would be its certificate of formation and its operating agreement or other similar agreement (if any).

“Governmental Entity” means any (i) federal, state, local, municipal, foreign or other government; (ii) governmental or quasi-governmental entity of any nature (including any governmental agency, branch, department, official, or entity and any court or other tribunal); or (iii) body exercising, or entitled to exercise, any administrative, executive, judicial, legislative, police, regulatory, self-regulatory (including the U.S. Commodity Futures Trading Commission and the NFA (as hereinafter defined)) or taxing authority, including any arbitration tribunal.

“Indemnified Party” has the meaning set forth in Section 10.3(a).

“Indemnifying Party” has the meaning set forth in Section 10.3(a).

“Information” means any and all information about Customers, potential customers and other persons given to Purchaser or any of its controlled Affiliates by or on behalf of Seller in advance of and/or in preparation for and/or at Closing, which such information includes Personal Information.

“Initial Customer List” means a list containing the name of each Customer and certain other information for each Customer, substantially as set forth in Exhibit 2.2(a)(i), to the extent such information is in Seller’s possession and has been collected in the course of conduct of the Business but excluding any information relating to Customers that may not be provided to Purchaser in accordance with applicable law or Seller’s internal policies and procedures.

“Initial Payment” has the meaning set forth in Section 3.2(a).

“Initially-Provided Data” has the meaning set forth in Section 5.11.

“Law” means any federal, state, local, municipal or foreign statute, law, ordinance, regulation, rule, code, order, principle of common law, judgment enacted, promulgated, issued, enforced or entered by any Governmental Entity, or other requirement or rule of law.

“Lien” of any Person means any interest, mortgage, pledge, security interest, right of first refusal, option, encumbrance, lien or charge of any kind (including any conditional sale or other title retention agreement or lease in the nature thereof), any filing or agreement to file a financing statement as debtor under the Uniform Commercial Code or any similar statute, or any subordination arrangement in favor of another Person.

“Marketing List” has the meaning set forth in Section 2.2.

“Minimum Earn-Out Payment” has the meaning set forth in Section 3.2(c).

“Neutral Accountant” means a nationally recognized accounting firm in the United States that is not the primary independent accounting firm of any of the parties hereto but is mutually agreed to in writing by Purchaser and Seller (or if Purchaser and Seller are unable to so agree, is mutually agreed to, and selected by, the two primary independent accounting firms employed by Purchaser and Seller).

“New Customer Payments” has the meaning set forth in Section 3.2(b).

“New Live Account” means each customer (other than a Transferring Customer) that (a) completes Purchaser’s or any of its controlled Affiliates’ customer application documents and on-boarding procedures and (b) executes at least one transaction on Purchaser’s or any of its controlled Affiliates’ foreign exchange trading platforms; provided that no customer shall be counted more than once as a New Live Account for any purpose hereunder.

“NFA” has the meaning set forth in Section 2.1(a).

“NFA Compliance Rule 2-40” has the meaning set forth in Section 2.1(a).

“Notice” has the meaning set forth in Section 2.1(a).

“OFAC” has the meaning set forth in Section 6.10(b)(i)(x).

“Open Positions” means, with respect to any Customer, all open trades of such Customer as of the Agreed-Upon Closing Time on the Closing Date.

“Offset Amounts” has the meaning set forth in Section 10.6.

“Order” means any judgment, order, injunction, writ, ruling, decree, stipulation or award of any Governmental Entity or private arbitration tribunal.

“Person” means any individual, partnership, joint venture, corporation, business trust, limited liability company, trust, unincorporated organization, joint stock company, labor union, estate, Governmental Entity or any other entity.

“Personal Information” personal, personally-identifiable and/or financial information regarding the Customers, potential customers or other persons given to Purchaser or any of its controlled Affiliates by or on behalf of Seller in advance of and/or in preparation for and/or at Closing.

“Proceeding” means any action, arbitration, audit, hearing, investigation, litigation, or suit (whether civil, criminal, administrative or investigative) commenced, brought, conducted, or heard by or before, or otherwise involving, any Governmental Entity, or self-regulatory organization.

“Prohibited Activity” has the meaning set forth in Section 7.7.

“Processing” has the meaning given to that term by the EU Data Protection Directive 95/46/EC and the term “process” or “processed” shall have a corresponding meaning.

“Purchase Price” has the meaning set forth in Section 3.1.

“Purchased Assets” means (i) the Account Balances for all Transferring Customers, (ii) the Initial Customer List, (iii) the Remaining Initial Customer List Information and (iv) the Marketing List.

“Purchaser” has the meaning set forth in the preamble.

“Representative” of any Person means such Person’s officers, directors, employees, agents and representatives (including any lender, investment banker, financial advisor, accountant, legal counsel, agent, representative or expert retained by or acting on behalf of such Person, its subsidiaries or its representatives).

“Reference Trading Volume” has the meaning set forth in Section 3.2(a).

“Related Person” has the meaning set forth in Section 6.10(a).

“Remaining Customers” means the Customers that do not consent to the transfer from Seller to Purchaser or any of its controlled Affiliates, as described in Section 2.1(a).

“Remaining Initial Customer List Information” means a list containing the information relating to each Customer set forth in Exhibit 2.2(b), to the extent such information is in Seller’s possession and has been collected in the course of conduct of the Business but excluding any information relating to Customers that may not be provided to Purchaser and/or its controlled Affiliates, as applicable, in accordance with applicable law or Seller’s internal policies and procedures.

“Safe Harbor Privacy Principles” shall have the same meaning as in the Commission Decision 520/2000/EC of 26 July 2000 pursuant to Directive 95/46 of the European Parliament and of the Council on the adequate protection of personal data provided by the Safe Harbor Privacy Principles and related Frequently Asked Questions issued by the US Department of Commerce 14.02.2002, including any amendments or re-enactments thereto.

“Sanctions” has the meaning set forth in Section 6.10(b)(i)(x).

“Seller” has the meaning set forth in the preamble. For the avoidance of doubt, the term “Seller” as used herein is limited to the London Branch of Deutsche Bank AG.

“Third Party Claim” has the meaning set forth in Section 10.3(a).

“Third Party Person” means any Person that is not Seller, an Affiliate of Seller or a director, officer or employee of Seller or any of its Affiliates.

“Threshold” has the meaning set forth in Section 10.5(a).

“Transferring Customers” means the Customers that consent prior to the Closing to the transfer from Seller to Purchaser or any of its controlled Affiliates, as described in Section 2.1(a).

“Transfer Taxes” means (i) all statutory, governmental, federal, state, county, provincial, local, municipal and foreign sales, use, value added, excise, registration, documentary, stamp, transfer, real property transfer, recording, stock transfer and other similar taxes and fees, but does not include any statutory, governmental, federal, state, provincial, local, municipal or foreign income or similar taxes, and (ii) any interest or penalties thereon.

“UNSC” has the meaning set forth in Section 6.10(b)(i)(x).

“Warranty Breach” has the meaning set forth in Section 10.3(a).

ARTICLE II

PURCHASE AND SALE OF PURCHASED ASSETS

Section 2.1. Bulk Assignment of Account Balances of the Transferring Customers.

(a) As promptly as practicable, but in no event later than one (1) Business Day after the execution of this Agreement, Purchaser shall notify the National Futures

Association (the “NFA”) and the Financial Services Authority (the “FSA”) in the United Kingdom, if applicable, and, following such notification, Seller shall commence, a bulk assignment of Seller’s aggregate Transferring Customer Account Balances to (i) Gain Capital Group, LLC (“GCG”), or (ii) Gain Capital – Forex.com UK, Ltd. (“GCUK”) in the event the Purchased Assets include customer accounts held by customers not residing in the United States, which bulk assignment shall be effective at the Closing. Such bulk assignment shall be pursuant to and in accordance with Seller’s existing Customer agreements and NFA Compliance Rule 2-40: Procedures for the Bulk Assignment or Liquidation of Forex Positions; Cessation of Customer Business (“NFA Compliance Rule 2-40”) and any other requirements imposed by the NFA in order to complete the bulk assignment of Transferring Customers to GCG or GCUK, as applicable. Seller shall provide notice to the Customers describing the purpose of the bulk assignment of Customer Accounts to GCG or GCUK, as applicable, and compliance with NFA Compliance Rule 2-40 (the “Notice”).

(b) The Notice will specify an assignment date and time which shall be the Agreed-Upon Closing Time on May 13, 2011, or such other time mutually agreed upon by the parties, and detail the customer assignment process, including termination of Seller’s customer agreement and execution of GCG’s customer agreement or GCUK’s customer agreement, as applicable, on or after the Closing Date. The parties agree that the Notice shall be provided to GCG for review and approval at least one (1) Business Day prior to delivery to Customers. The parties understand that the Notice shall (i) inform Customers that they are required to either (A) consent to the proposed transfer of their accounts to GCG or GCUK or (B) request that Seller liquidate their account and (ii) indicate that a Customer is not required to consent to the proposed transfer of his account. On the Closing Date, Seller shall (i) transfer the account balances of Transferring Customers to GCG and (ii) liquidate the Open Positions for all Remaining Customers. The closing of the purchase and sale contemplated by this Agreement (the “Closing”) shall take place on the date set forth in Section 4.1.

(c) At the Closing, Seller shall close all of its Transferring Customer Open Positions at the Closing Rate. Seller shall transfer all of the Transferring Customer Account Balances to GCG and GCUK, as the case may be, in accordance with Section 4.2(a) and Section 4.4. Purchaser shall cause GCG and GCUK, as applicable, to acknowledge and confirm the receipt of funds immediately in writing to Seller by email. GCG and GCUK, as the case may be, will, at the Closing, reopen the Transferring Customers’ Open Positions at rate(s) equal to the Closing Rate(s) used by Seller to close the positions on the Closing Date.* It is the intent of the parties that as a result, no Transferring Customer’s net realized and unrealized profit and loss combined will be affected by the transaction (except to the extent that a Transferring Customer’s unrealized profit or loss becomes realized or recognized for tax purposes under the Law applicable to the relevant Transferring Customer). GCG and GCUK, as applicable, shall cause the Transferring Customers to retain the same margin requirement with GCG and GCUK, as applicable, as they had with Seller (except as otherwise contemplated under this Agreement).

* Indicates omission of material which has been separately filed pursuant to a request for confidential treatment.

(d) Except as otherwise provided herein or by applicable Law, Purchaser shall endeavor to effectuate the foregoing with minimal disruption to the operations of Seller and its Affiliates. Purchaser shall cause each of GCG and GCUK to take all actions required to be taken by GCG and GCUK under this Agreement.

Section 2.2. Purchase and Sale of Initial Customer List, Marketing List and Remaining Initial Customer List Information.

(a) Following the date hereof and confirmation by Purchaser that it has notified the NFA and/or the FSA regarding the transactions contemplated by this Agreement, Seller shall provide to Purchaser, in the form of a spreadsheet or such other format as may be reasonably agreed to by Seller and Purchaser and delivered by means of FTP or such other secure method or medium as may be reasonably agreed to by Seller and Purchaser, (i) the Initial Customer List and (ii) a list, containing the information set forth in Exhibit 2.2(a)(ii), of current and potential customers derived from practice or demonstration accounts (including any such accounts that were never funded or in which there was no trading activity) on the electronic trading platform established or maintained by or on behalf of Seller for the Business (the “Marketing List).

(b) Promptly (but in no event later than two (2) Business Days) following each Customer’s consent to transfer pursuant to the Notice, Seller will provide Purchaser with the Remaining Initial Customer List Information for each such consenting Customer.

(c) At the Closing Seller shall by execution of the Bill of Sale sell, convey, assign, transfer and deliver to Purchaser, free and clear of all Liens and claims, (i) the Initial Customer List,(ii) the Marketing List and (iii) the Remaining Initial Customer List Information.

Section 2.3. No Other Assets Transferred. Notwithstanding anything to the contrary contained in this Agreement, it is understood and agreed that Seller is not selling and Purchaser is not acquiring any other assets of Seller other than the assets specifically described in Sections 2.1 and 2.2.

Section 2.4. Assumption of Liabilities. Effective as of the Closing, Purchaser hereby assumes all liabilities and obligations of Seller associated with, arising out of or in respect of, the Account Balances and Open Positions of the Transferring Customers or any other Purchased Assets, in each case as of and following the Closing (“Assumed Liabilities”). Except as set forth in the preceding sentence, Purchaser will not assume and will not be liable for any liabilities or obligations of Seller, whether absolute, accrued, contingent or otherwise, and whether due or to become due. For the avoidance of doubt, Purchaser does not assume and shall have no liability or obligation associated with, arising out of or in respect of, the Business, the Account Balances and Open Positions of the Transferring Customers and/or the Remaining Customers, the account opening process and procedures used by Seller in connection therewith or any other aspect of the Purchased Assets prior to the Closing (all such liabilities and obligations relating to the Purchased Assets existing, arising or accruing prior to the Closing, the “Excluded Liabilities”).

Section 2.5. Personal Information. Purchaser understands that, in preparation for the Closing, certain Personal Information protected under Data Protection Laws will be provided to it or any of its controlled Affiliates under Section 2.2 or otherwise under this Agreement. Prior to the Closing Date, pursuant to those Data Protection Laws, Seller is required to ensure that Purchaser and any of its controlled Affiliates appropriately safeguards such Personal Information.

Therefore, prior to the Closing Date, Purchaser and any of its controlled Affiliates shall cooperate with the reasonable requests of Seller regarding Seller’s obligations under the Data Protection Laws and shall:

(a) use Personal Information only for and to the extent (i) reasonably necessary in preparation for Closing and the transfer of the Purchased Assets to Purchaser; (ii) agreed in writing between the parties; or (iii) required by Law or any Governmental Entity;

(b) comply with its obligations, and procure that its Affiliates and subcontractors comply with their obligations, under all applicable Data Protection Laws in relation to all Personal Information;

(c) not use or process any Personal Information or transmit any Personal Information outside its usual places of business or that of any of its Affiliates or subcontractors (excluding any transfer of Personal Information for off-site security backup or disaster recovery);

(d) not disclose Personal Information to any third party, including its third party service providers and subcontractors without Seller’s prior written consent and subject to the requirements of this Section 2.5 and Section 2.6. In the event that Seller provides such consent, Purchaser will enter into a written agreement with such third party requiring safeguarding of Personal Information in a manner no less restrictive than Purchaser’s obligations under this Agreement, including the affirmative obligations described in this Section 2.5 and in Section 2.6.

(e) implement appropriate technical and organizational measures to protect Personal Information against unauthorized or unlawful processing and against accidental loss, destruction, damage, alteration or disclosure with such measures being appropriate to the harm that might result from unauthorized or unlawful processing or accidental loss, destruction or damage to Personal Information and to the nature of Personal Information to be protected and to include taking reasonable steps to ensure the reliability of employees or other persons having access to the Personal Information;

(f) segregate the Personal Information from any other personal information in its possession; and

(g) not process Personal Information outside the European Economic Area (“EEA”) in any country not deemed to provide an adequate level of protection for Personal Information by the European Commission, without the prior written consent of Seller; it shall be a condition of any consent given by Seller to Purchaser or any of its controlled Affiliates to transfer Personal Information outside the EEA to a country not deemed to provide an adequate level of protection for Personal Information by the European Commission that Purchaser or any of its controlled Affiliates shall (a) enter into a data transfer agreement in a form satisfactory to Seller; or (b) be certified under the Safe Harbor Privacy Principles for transfers to the United States, and comply with any reasonable instructions notified to it by Seller, including any specific instructions required to achieve compliance with the Data Protection Laws.

Notwithstanding anything herein to the contrary, Purchaser shall be permitted to hold, use and process Personal Information in the United States, the United Kingdom and Japan. For the avoidance of doubt, this Section 2.5 shall not survive the Closing and Purchaser shall have no obligation to the Seller under this Section 2.5 after the Closing Date.

Section 2.6. Return of Personal Information. Upon the termination of this Agreement in accordance with its terms, Purchaser and any of its controlled Affiliates shall promptly return all Personal Information (and any copies thereof) in Purchaser’s or any of its controlled Affiliates’ possession or shall, with Seller’s prior written approval, destroy, permanently erase (on all forms of recordation) or depersonalize all Personal Information in a manner reasonably acceptable to Seller, and shall certify in writing to Seller that it has done so.

ARTICLE III

CONSIDERATION

Section 3.1. Consideration for Purchased Assets. Upon the terms and subject to the conditions of this Agreement, Purchaser directly, or through GCG and/or GCUK, shall deliver or cause to be delivered to Seller, in full payment for the aforesaid sale, conveyance, assignment, transfer and delivery of the Purchased Assets, the amounts set forth in Section 3.2 (the “Purchase Price”). The Purchase Price shall be paid by wire transfer of immediately available funds, free of any costs and charges, to the account or accounts designated by Seller in writing prior to any payment. The obligation of Purchaser to pay the Purchase Price under this Article III shall not be subject to any right of set-off or deduction of any kind.

Section 3.2. Payments to Seller.

(a) At the Closing, Purchaser directly, or through GCG and/or GCUK, shall pay to Seller * (the “Initial Payment”). Commencing on the Closing Date and continuing until the second anniversary of the Closing Date (the “Earn-Out Period”), Seller shall be entitled to receive payments (the “Earn-Out Payments”) in an amount equal to * for every One Million (1,000,000) of contract volume generated by the Transferring Customers on any retail foreign exchange trading platform operated by Purchaser or any of its controlled Affiliates (the “Reference Trading Volume”); provided, that, at such time as contract volume generated in the aggregate by Transferring Customers on such retail foreign exchange trading platforms during the Earn-Out Period exceeds *, Seller’s entitlement to Earn-Out Payments in respect of volume in excess of such * shall be suspended (but Seller’s entitlement to Earn-Out Payments in respect of the first * of contract volume generated during the Earn-Out Period shall be unaffected by this proviso) until such time as contract volume generated in the aggregate by Transferring Customers on such retail foreign exchange trading platforms during the Earn-Out Period exceeds *, whereupon Seller’s entitlement to Earn-Out Payments shall be reinstated, in respect of all volume in excess of *. Any Earn-Out Payments to which Seller becomes entitled during a calendar

* Indicates omission of material which has been separately filed pursuant to a request for confidential treatment.

quarter (or portion thereof) which falls within the Earn-Out Period shall be paid by Purchaser to Seller no later than thirty (30) days after the end of such calendar quarter; provided, however, that with respect to Earn-Out Payments to which Seller becomes entitled during the portion of the calendar quarter that begins within the Earn-Out Period but which ends thereafter, such Earn-Out Payments shall be paid by Purchaser to Seller no later than thirty (30) days after the end of the Earn-Out Period. With respect to the calculation of Earn-Out Payments, for any calendar quarter (or portion thereof) in which the amount of the Reference Trading Volume exceeds an even million contract volume increment, the amount of such excess will be rolled over to the next succeeding calendar quarter (or portion thereof) for inclusion in the calculation of the Reference Trading Volume for such period. If a Transferring Customer is, on the date hereof, also a customer of Purchaser or its controlled Affiliates and has completed at least one transaction on Purchaser’s or its controlled Affiliates’ foreign exchange trading platforms (a “Dual-Customer”), then Purchaser shall open an additional account to hold such Dual-Customer’s Account Balance at Closing (the “Dual-Customer New Account”). In the event any Dual-Customer wishes to consolidate the Dual-Customer New Account with any existing accounts with Purchaser and/or its controlled Affiliates (the “Dual-Customer Existing Account”) at any time after the Closing, Purchaser shall consolidate the Dual-Customer New Account with the Dual-Customer Existing Account and for purposes of calculating Reference Trading Volume from and after any such account consolidation, the Agreed-Upon Percentage of such Dual-Customer’s aggregate trading volume in the consolidated account shall be included in the calculation of Reference Trading Volume. The “Agreed-Upon Percentage” with respect to any such Dual-Customer shall mean the fraction, expressed as a percentage, obtained by dividing (i) the closing account balance of the Dual-Customer New Account on the day of account consolidation by (ii) the sum of (A) such account balance in the Dual-Customer New Account on the day of consolidation and (B) the closing account balance of the Dual-Customer Existing Account on the day of consolidation. For the avoidance of doubt, Purchaser agrees that it will not take any action to encourage Dual Customers to transfer funds between their Dual-Customer New Account and their Dual-Customer Existing Account.

(b) In addition to the amounts payable by Purchaser to Seller in Section 3.2(a) above, from the date Seller provides Purchaser with the Marketing List until the end of Earn-Out Period, Seller shall be entitled to receive (without duplication for multiple New Live Accounts opened by the same customer) an amount equal to * for each New Live Account that is (i) referred to Purchaser or any of its controlled Affiliates from Seller’s online “dbFX” retail foreign exchange trading platform or website or (ii) sourced by Purchaser or any of its controlled Affiliates from the Marketing List (the “New Customer Payments”), it being agreed that any New Live Account of a customer whose name appears on the Marketing List shall be deemed to have been sourced from the Marketing List. Any New Customer Payments to which Seller becomes entitled during a calendar quarter (or portion thereof), based on New Live Accounts established during such period, which falls within the Earn-Out Period shall be paid by Purchaser to Seller no later than thirty (30) days after the end of such calendar quarter; provided, however, that with respect to New Customer Payments to which Seller becomes entitled during the portion of the calendar quarter that begins within the Earn-Out Period but which ends thereafter, such New Customer Payments shall be paid by Purchaser directly, or through GCG or GCUK, to Seller no later than thirty (30) days after the end of the Earn-Out Period; and provided that any New Customer Payments to which Seller becomes entitled as a result of New Live Accounts during the period between the date the

* Indicates omission of material which has been separately filed pursuant to a request for confidential treatment.

Marketing List is provided to Purchaser and the Closing Date shall be included in the first payment made pursuant to this Section 3.2(b).

(c) In addition to the amounts payable by Purchaser to Seller in Section 3.2(a) and (b) above, after the expiration of the Earn-Out Period, Seller shall also be entitled to receive an amount equal to the difference, if any, between (i) * (*) (the “Minimum Earn-Out Payment”) and (ii) the aggregate amount of all Earn-Out Payments paid to Seller. In the event the aggregate amount of all Earn-Out Payments paid to Seller is greater than the Minimum Earn-Out Payment, then Purchaser shall not be required to make any additional payment under this Section 3.2(c). For the avoidance of doubt, (1) Seller is entitled to receive at least the Minimum Earn-Out Payment with respect to the Earn-Out Period regardless of the Reference Trading Volume generated by Transferring Customers, (2) the amount of Earn-Out Payments paid to Seller in excess of the Minimum Earn-Out Payment is limited only by the amount of Reference Trading Volume during the Earn-Out Period and (3) the New Customer Payments payable under Section 3.2(b) and the Initial Payment payable under Section 3.2(a) are not and shall not be deemed to be Earn-Out Payments. Any amounts due and payable under this Section 3.2(c) shall be paid within five (5) Business Days after the final Earn-Out Payment is required to be paid to Seller under Section 3.2(a).

(d) On or before the thirtieth (30th) day following the conclusion of any calendar quarter or portion of a calendar quarter with respect to which an Earn-Out Payment or New Customer Payment is made, Purchaser shall provide Seller, for Seller’s review, documentation supporting the amount, if any, of the Earn-Out Payments to which Seller is entitled pursuant to Section 3.2(a) and the New Customer Payments to which Seller is entitled pursuant to Section 3.2(b), as of the end of the applicable calendar quarter or portion of a calendar quarter. Promptly, upon request by Seller, Purchaser shall permit Seller and its Affiliates and their respective Representatives and advisors to inspect and audit Purchaser’s books and records with respect to the amount, if any, of the Earn-Out Payments to which Seller is entitled pursuant to Section 3.2(a) or the New Customer Payments to which Seller is entitled pursuant to Section 3.2(b), as applicable, during reasonable business hours. In the event Seller in good faith disputes the calculation of such Earn-Out Payments or New Customer Payments, Seller shall notify Purchaser in writing (the “Dispute Notice”) of the amount, nature and basis of such dispute, within thirty (30) days after delivery of such supporting documentation. In the event a Dispute Notice is delivered, Purchaser and Seller shall first use reasonable efforts to resolve such dispute between themselves. If Purchaser and Seller are unable to resolve the dispute within thirty (30) days after delivery of the Dispute Notice, the dispute (including the amounts as finally proposed, in good faith, by Purchaser and Seller, respectively) shall be submitted to the Neutral Accountant for resolution. The Neutral Accountant shall be required to resolve the dispute within thirty (30) days after submission. The determination of the Neutral Accountant as to the resolution of any such dispute shall be binding and conclusive upon the parties hereto. Nothing herein shall be construed to authorize or permit the Neutral Accountant to determine an adjustment to the amount of the Earn-Out Payments or New Customer Payments, as applicable, that is outside of the range defined by amounts as finally proposed, in good faith, by Purchaser and Seller, respectively. All determinations pursuant to this Section 3.2(d) shall be in writing and shall be delivered to Purchaser and Seller. Any award made pursuant to this Section 3.2(d) may be entered in and enforced by any court having jurisdiction thereover. The fees and expenses of the Neutral Accountant in connection with the resolution of

* Indicates omission of material which has been separately filed pursuant to a request for confidential treatment.

disputes shall be borne by Purchaser and Seller in inverse proportion as they may prevail on matters resolved by the Neutral Accountant, which proportionate allocations shall also be determined by the Neutral Accountant, as arbitrator, at the time the determination of the Neutral Accountant is rendered on the merits of the matters submitted. Any additional Earn-Out Payments or New Customer Payments required to be paid pursuant to an award by the Neutral Accountant shall be paid by Purchaser to Seller on or before the fifth Business Day following the date upon which the resolution of such dispute is determined by the Neutral Accountant.

(e) Notwithstanding anything herein to the contrary, during the Earn-Out Period Purchaser and its controlled Affiliates shall not transfer, sell or otherwise dispose of a “substantial part” of the Transferring Customer account assets unless (i) the purchaser of such assets agrees to make earn-out payments to Seller equal to or greater than the payments required to be made pursuant to Section 3.2(a) or (ii) Purchaser continues to make any Earn-Out Payments that would otherwise be required to be made under Section 3.2(a) had any such transfer, sale or other disposition not occurred. As used herein, “substantial part” shall mean 15% or more of the aggregate amount of Transferring Customer account assets held by Purchaser and its controlled Affiliates as of the closing date of any such transfer, sale or other disposition.

ARTICLE IV

CLOSING

Section 4.1. Closing Date. Unless this Agreement shall have been terminated pursuant to Article IX and subject to the satisfaction of each of the conditions to closing set forth in Article VIII or the waiver of such conditions by the party entitled to waive the same, the Closing shall take place at 5:00 p.m. on May 13, 2011, or such other Friday as mutually agreed upon by the parties and as set forth in the Notice (the “Closing Date”). The Closing shall take place by facsimile or email, or in such other manner as the parties to this Agreement may mutually agree. In the event the Closing does not occur on May 13, 2011, the parties agree that the Closing shall occur on the first Friday thereafter on which each of the conditions to Closing set forth in Article VIII have been satisfied (or waived by the party entitled to waive the same).

Section 4.2. Deliveries by Seller. At the Closing, Seller shall deliver or cause to be delivered to Purchaser (or GCG or GCUK, as applicable) (unless delivered previously) the following:

(a) at least * (*) of the aggregate Transferring Customers’ Account Balances via a wire transfer for each native currency, as provided in Section 2.1(c);

(b) a final accounting spreadsheet (back office equity run and internal reconciliations by currency) detailing, individually and in the aggregate, Transferring Customers’ Account Balances by currency as of and through the Closing Date;

(c) a spreadsheet detailing personal information of each Transferring Customer that is not otherwise included in the Initial Customer List or the Remaining Initial Customer List Information and which was collected and retained by Seller in the course of the Business;

* Indicates omission of material which has been separately filed pursuant to a request for confidential treatment.

(d) copies (which may be in an electronic format) of each Transferring Customer’s account documentation, including customer application(s) and agreement(s) in effect and any documentation collected from the Transferring Customer during the account opening stage;

(e) an officer’s certificate of Seller certifying as to the incumbencies of each person executing this Agreement on behalf of Seller and the satisfaction of the conditions set forth in Section 8.2(a) and Section 8.2(b);

(f) a bill of sale in the form attached hereto as Exhibit 4.2(f) (the “Bill of Sale”); and

(g) such other documents, instruments or certificates as reasonably requested by Purchaser.

Section 4.3. Deliveries by Purchaser. At the Closing, Purchaser shall deliver or cause to be delivered to Seller:

(a) the Initial Payment by wire transfer to an account designated by Seller;

(b) an officer’s certificate of Purchaser certifying as to the incumbencies of each person executing this Agreement on behalf of Purchaser and to the satisfaction of the conditions set forth in Section 8.3(a) and Section 8.3(b); and

(c) such other documents, instruments or certificates as reasonably requested by Seller.

Section 4.4. Post-Closing Deliveries by Seller. No later than the first Business Day following the Closing Date, Seller shall deliver or cause to be delivered to Purchaser (or GCG or GCUK, as applicable) (unless delivered previously) the remaining percentage of the aggregate Transferring Customers’ Account Balances, via a wire transfer for each native currency, as provided in Section 2.1(c).

ARTICLE V

REPRESENTATION AND WARRANTIES OF SELLER

Seller represents and warrants to Purchaser as follows:

Section 5.1. Existence, Good Standing and Power. Seller is a bank validly existing under the laws of Germany, has all requisite corporate power and corporate authority to conduct its business as presently conducted in all material respects, and to execute and deliver this Agreement and any other documents and instruments to be executed and delivered by Seller pursuant hereto and to perform its obligations hereunder and thereunder.

Section 5.2. Authority. The execution, delivery and performance of this Agreement and the consummation by Seller of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Seller, its directors and stockholders.

Section 5.3. Execution and Binding Effect. This Agreement has been duly and validly executed and delivered by Seller and constitutes a valid and legally binding obligation of Seller, enforceable against it in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, or similar laws affecting creditors’ rights and the enforcement of debtors’ obligations generally or by general equitable principles.

Section 5.4. No Violation. The execution, delivery and performance by Seller of this Agreement and the transactions contemplated hereby do not and will not conflict with or result in, with or without the giving of notice or lapse of time or both, any violation of or constitute a breach or default, give rise to any right of acceleration, payment, amendment, cancellation or termination, or (except as provided herein) result in or require the creation or imposition of any Lien against or with respect to any of the Purchased Assets or any interest therein, under (a) the Governance Documents of Seller or any of its Affiliates or any resolution adopted by the board of directors or stockholders of Seller or any of its Affiliates and not rescinded, (b) any material agreement or other material instrument to which Seller or any of its Affiliates is a party or by which Seller or any of its Affiliates or any of their respective properties or assets is bound, (c) any Order of any Governmental Entity to which Seller or any of its Affiliates is bound or subject, or (d) any Law applicable to Seller or any of its Affiliates or any of their respective properties or assets except to the extent that, with respect to clauses (c) and (d), any such items that would not have a material adverse effect on the Business, the ability of Seller or Purchaser to consummate the transactions contemplated hereby, impose any material liability or lien on Purchaser or materially impair any of the Purchased Assets.

Section 5.5. Title to Purchased Assets. Subject to the interest of each Transferring Customer, Seller has valid title to all of the Purchased Assets and shall deliver to Purchaser (or GCG or GCUK, as applicable) at the Closing, good and marketable title to all of the Purchased Assets, free and clear of all Liens and claims (other than those, if any, arising out of agreements or actions by Purchaser or any of its controlled Affiliates).

Section 5.6. Disclosure of Information. To Seller’s knowledge, Seller has not provided the specific individual customer information contained in the Initial Customer List, the Marketing List or the Remaining Initial Customer List Information to any other Person other than (i) Seller’s employees or Representatives, (ii) any third-party, including any service provider, with which Seller works or has worked to execute foreign exchange transactions for the Customers or (iii) as required by applicable Law or as requested by a regulatory, self-regulatory or supervisory authority having appropriate jurisdiction.

Section 5.7. Solvency. Immediately following consummation of the transactions contemplated by this Agreement, Seller will be solvent.

Section 5.8. Brokers and Finders. Seller has not engaged any Person not a party to this Agreement in such a manner as to give rise to any claim by any such Person against Purchaser for any brokerage commissions, finder’s fees or other like payments.

Section 5.9. Third Party Approvals. The execution, delivery and performance by Seller of this Agreement and the transactions contemplated hereby do not and will not require

Seller to obtain any consents, waivers, authorizations or approvals or make any filings with any Person that have not been timely obtained by Seller, except for any Customer consents required in order to complete the transaction contemplated by this Agreement and for notices required to be made to the FSA or German regulatory authorities.

Section 5.10. Proceedings. There is no material Proceeding pending against or, to the knowledge of Seller, threatened against Seller before any Governmental Entity which (a) involves the Purchased Assets or (b) seeks to prevent or enjoin the transactions contemplated by this Agreement.

Section 5.11. Absence of Certain Changes. The information delivered by Seller to Andrew Guido at Purchaser on * in that certain file named “dbFX Finance and Client Data_*” (the “Initially-Provided Data”) was true, correct and accurate in all material respects as of such date. Since * there have been no changes to the Initially-Provided Data that, as of the date hereof, have had a material adverse effect on the Business taken as a whole. Purchaser agrees and acknowledges that Initially-Provided Data does not constitute or imply and shall not be interpreted as a projection regarding the future performance of the Business or the Purchased Assets or the future trading activity of any Customer. For purposes hereof, Purchaser and Seller agree that a “material adverse effect on the Business” shall be deemed to have occurred *.

Section 5.12. Certain Matters. As of the date hereof, Seller intends to enforce any provision prohibiting the solicitation of Customers by any third-party that is contained in any agreement related to the Business between such third party and Seller upon any material breach by such third party of any such provision that occurs between the date hereof and the Closing.

ARTICLE VI

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser hereby represents and warrants to Seller as follows:

Section 6.1. Existence, Good Standing and Power. Purchaser is a Delaware corporation validly existing and in good standing under the laws of Delaware and has all requisite corporate power and corporate authority to conduct its business as presently conducted in all material respects, to execute and deliver this Agreement and any other documents and instruments to be executed and delivered by Purchaser pursuant hereto and to perform its obligations hereunder and thereunder. GCG is a Delaware limited liability company validly existing and in good standing under the laws of Delaware and has all requisite company power and authority to conduct its business as presently conducted in all material respects. GCUK is an English company validly existing and in good standing under the laws of England and has all requisite company power and authority to conduct its business as presently conducted in all material respects. GCG and GCUK are wholly-owned subsidiaries of Purchaser.

* Indicates omission of material which has been separately filed pursuant to a request for confidential treatment.

Section 6.2. Authority. The execution, delivery and performance of this Agreement and the consummation by Purchaser of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Purchaser, its managers and members.

Section 6.3. Execution and Binding Effect. This Agreement has been duly and validly executed and delivered by Purchaser and constitutes a valid and legally binding obligation of Purchaser, enforceable against it in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, or similar laws affecting creditors’ rights and the enforcement of debtors’ obligations generally or by general equitable principles.

Section 6.4. No Violation. The execution, delivery and performance by Purchaser of this Agreement and the transactions contemplated hereby do not and will not conflict with or result in, with or without the giving of notice or lapse of time or both, any violation of or constitute a breach or default, give rise to any right of acceleration, payment, amendment, cancellation or termination, under (a) the Governance Documents of Purchaser or any of its Affiliates or any resolution adopted by the managers, directors, members or partners of Purchaser or any of its Affiliates and not rescinded, (b) any material agreement or other material instrument to which Purchaser or any of its Affiliates is a party or by which Purchaser or any of its Affiliates or any of their respective properties or assets is bound, (c) any Order of any Governmental Entity to which Purchaser or any of its Affiliates is bound or subject, or (d) any Law applicable to Purchaser or any of its Affiliates or any of their respective properties or assets.

Section 6.5. Solvency. Immediately following consummation of the transaction contemplated by this Agreement, Purchaser will be solvent.

Section 6.6. Financial Capability. Purchaser has financial resources sufficient to timely comply with each of its obligations hereunder or arising from or related to the ownership of the Purchased Assets, including the financial ability to honor Purchaser’s commitments to the Transferring Customers. Purchaser has, and will have, available cash in an amount sufficient to enable it to make the payments to Seller required under this Agreement, including the Earn-Out Payments, the Minimum Earn-Out Payment and the New Customer Payments.

Section 6.7. Brokers and Finders. Purchaser has not engaged any Person not a party to this Agreement in such a manner as to give rise to any claim by any such Person against Seller for any brokerage commissions, finder’s fees or other like payments.

Section 6.8. Third Party Approvals. The execution, delivery and performance by Purchaser of this Agreement and the transactions contemplated hereby do not and will not require Purchaser to obtain any consents, waivers, authorizations or approvals or make any filings with any Person that have not been timely obtained by Purchaser, except as otherwise contemplated hereby.

Section 6.9. Proceedings. There is no material Proceeding pending against or, to the knowledge of Purchaser, threatened against Purchaser before any Governmental Entity which seeks to prevent or enjoin the transactions contemplated by this Agreement or that could reasonably be expected to affect the ability of Purchaser to conduct its business or to consummate the transactions contemplated by this Agreement.

Section 6.10. Anti-Money Laundering; Sanctions; Foreign Corrupt Practices Act.

(a) The operations of Purchaser and its subsidiaries are and have been conducted at all times in material compliance with all applicable financial recordkeeping and reporting requirements, including those of the Bank Secrecy Act, as amended by Title III of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (USA Patriot Act), and the applicable anti-money laundering statutes of jurisdictions where Purchaser and its subsidiaries conduct business, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental agency (collectively, the “Anti-Money Laundering Laws”), and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving Purchaser or its subsidiaries with respect to the Anti-Money Laundering Laws is pending or, to the knowledge of Purchaser, threatened.

(b) (i) Purchaser represents that neither Purchaser nor any of its subsidiaries (collectively, the “Entity”) or any director, officer, employee, agent, controlled Affiliate or representative acting on behalf of the Entity, is a Person that is, or is owned or controlled by a Person that is:

(x) the subject of any sanctions administered or enforced by the U.S. Department of Treasury’s Office of Foreign Assets Control (“OFAC”), the United Nations Security Council (“UNSC”), the European Union (“EU”), Her Majesty’s Treasury (“HMT”), or other relevant sanctions authority (collectively, “Sanctions”), nor

(y) located, organized or resident in a country or territory that is the subject of Sanctions (including, without limitation, Burma, Myanmar, Cuba, Iran, North Korea, Sudan and Syria).

(ii) The Entity represents and covenants that, for the past 5 years, it has not knowingly engaged in, is not now knowingly engaged in, and will not engage in, any dealings or transactions with any Person, or in any country or territory, that at the time of dealing or transaction is or was the subject of Sanctions.

(c) Neither Purchaser nor any of its controlled Affiliates or subsidiaries, nor any director, officer or employee, nor, to Purchaser’s knowledge, any agent or representative of Purchaser or of any of its controlled Affiliates, has taken or will take any action in furtherance of an offer, payment, promise to pay, or authorization or approval of the payment or giving of money, property, gifts or anything else of value, directly or indirectly, to any “government official” (including any officer or employee of a government or government-owned or controlled entity or of a public international organization, or any person acting in an official capacity for or on behalf of any of the foregoing, or any political party or party official or candidate for public office) to influence official action or secure an improper advantage that would result in a violation of applicable anti-corruption laws, including, without limitation, the Foreign Corrupt Practices Act of 1977, as amended, or any rules and regulations thereunder (the “FCPA”); and Purchaser and its controlled Affiliates and subsidiaries have conducted their businesses in compliance with applicable anti-corruption laws, including, without limitation, the FCPA, and have instituted and maintain and will continue to maintain policies and procedures designed to promote and achieve compliance with such laws and with representation and warranty contained therein.

Section 6.11. Registration. GCG is registered with the Commodity Futures Trading Commission as both a Retail Foreign Exchange Dealer and as a Futures Commission Merchant and is a member in good standing in those registration categories with the NFA. Except where any failure to register or be licensed would not have a material adverse effect on the businesses of Purchaser, its subsidiaries and controlled Affiliates, taken as a whole, or a material adverse effect on the ability of Purchaser and its controlled Affiliates to consummate the transactions contemplated hereby, each of Purchaser and its controlled Affiliates are duly registered and licensed in all jurisdictions where such registration or licensing is required by applicable Law or a regulatory, self-regulatory or supervisory authority having appropriate jurisdiction.

ARTICLE VII

COVENANTS OF THE PARTIES

Each of the parties hereto agrees as follows:

Section 7.1. Confidentiality; Public Disclosure.

(a) Neither party shall make any public disclosure or issue any press release with respect to the terms of this Agreement or the transactions contemplated hereby, except to the extent required by Law. Prior to any party to this Agreement making any filing or disclosure or issuing any press release with respect to the terms of this Agreement or the transactions contemplated hereby, such party shall use commercially reasonable efforts to give the other party hereto a reasonable opportunity to review such filing, disclosure or press release.

(b) After the Closing, Seller will not disclose to any third party and will treat and hold as confidential the Confidential Information and refrain from using any of such Confidential Information, except in connection with and as contemplated by this Agreement, as required by applicable Law or requested by a regulatory, self-regulatory or supervisory authority having appropriate jurisdiction or as requested by a Transferring Customer (to the extent such Confidential Information relates to such Transferring Customer).

(c) Purchaser acknowledges that the information being provided to it in connection with the transactions contemplated in this Agreement is subject to the terms of a confidentiality agreement between Purchaser and Deutsche Bank AG, dated January 17, 2011 (the “Confidentiality Agreement”), and shall be treated as Evaluation Material thereunder, provided, however, that notwithstanding anything to the contrary contained in the Confidentiality Agreement, from and after the date hereof, until the earlier of the Closing or termination of this Agreement in accordance with its terms: (i) Purchaser may use such information for the purposes contemplated in this Agreement, (ii) paragraph 6 of the Confidentiality Agreement shall not apply to the solicitation of customers, clients or other persons who have relationships with the Seller as contemplated by this Agreement and (iii) paragraph 13 of the Confidentiality Agreement shall be of no force and effect. Effective upon, and only upon, the Closing, (i) the obligations in the Confidentiality Agreement governing the use and disclosure of information shall terminate with respect to information relating to the Purchased Assets, (ii) paragraph 6 of the Confidentiality Agreement shall not apply to the solicitation of customers, clients or other persons who have relationships with the Seller and (iii) paragraphs 11 and 13 of the Confidentiality Agreement shall be of no further force and effect; provided, however, that Purchaser acknowledges that any and all other confidential information provided to it by Seller concerning Seller shall remain subject to the terms and conditions of the Confidentiality Agreement after the Closing and, for the avoidance of doubt, that the obligation in paragraph 5 of the Confidentiality Agreement shall remain in full force and effect. In addition, from and after the date hereof, the obligations in the Confidentiality Agreement contained in the last sentence of paragraph 1 thereof, in paragraph 4 thereof, in paragraph 7 thereof and in paragraph 9 thereof (other than in the first and last sentences of such paragraph) shall be of no force and effect.

Section 7.2. Expenses. Except as otherwise provided in this Agreement, whether or not the transactions contemplated hereby are consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expense.

Section 7.3. Reasonable Efforts. Upon the terms and subject to the conditions herein provided, the parties hereto shall use their respective commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with each other in doing, all things necessary, proper or advisable under applicable Law to ensure that the conditions set forth in this Agreement are satisfied and to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement. Without limiting the foregoing, each party hereto shall use its commercially reasonable efforts to obtain as promptly as reasonably practicable after execution of this Agreement, at its own expense, any and all approvals, authorizations, consents, waivers and other actions by Governmental Entities, administrative agencies, courts and other Persons necessary for such party to perform all of its obligations under this Agreement and any other documents or instruments to be executed and delivered by it pursuant to this Agreement.

Section 7.4. Use of Customer Information. Seller agrees that, from and after the Closing Date, it will not use and will not permit its directors, officers or employees to use the information included in the Initial Customer List, the Remaining Initial Customer List Information and the Marketing List, or any other individual Customer information obtained in connection with the Business other than as required by Law or Governmental Entity or as requested by a regulatory, self-regulatory or supervisory authority having appropriate jurisdiction or for purposes of winding down the Business or providing ongoing customer service and it will not transfer such information to any Person, other than as provided in Section 7.6 or as otherwise contemplated by this Agreement. Purchaser shall cause GCG to agree to treat the customer information of the Transferring Customers consistently with GCG’s privacy policy.

Section 7.5. Preliminary Customer Accounting Run. Seller agrees to use commercially reasonable efforts to provide, or cause to be provided, no later than one (1) Business Day prior to the Closing Date, to Purchaser a preliminary accounting spreadsheet detailing, individually and in the aggregate, Transferring Customers’ Account Balances by currency as of and through 5 p.m. (Eastern Daylight Time) on such date.

Section 7.6. Non-Solicit. During the two (2) year period following the Closing Date, Seller covenants and agrees that it shall not, except as required by applicable Law or Governmental Entity or as requested by a regulatory, self-regulatory or supervisory authority having appropriate jurisdiction, distribute or make available to (a) any Third Party Person (other than Purchaser) or (b) any Affiliate of Seller, the Initial Customer List, the Marketing List and/or the Remaining Initial Customer List Information; provided however, that the foregoing shall not restrict the distribution or availability of the Initial Customer List, Marketing List and/or the Remaining Initial Customer List Information to Affiliates of Seller or to officers, directors or employees of Affiliates of Seller (i) for use in connection with ordinary course internal support functions (including, legal, compliance, tax, audit, finance, accounting and reporting and human resources) of Seller and its Affiliates or (ii) for the purpose of such Affiliate’s providing ongoing customer service to Customers of the Business or assisting in winding down the Business.

Section 7.7. Non-Compete. During the two (2) year period following the Closing Date, Seller covenants and agrees that Seller shall not permit its “Global Foreign Exchange” division (“GFX”) to engage anywhere in the world in the business of acting as an online retail broker for spot foreign exchange (the “Prohibited Activity”), it being agreed that nothing in this Section 7.7 shall restrict the activities of any of Seller’s other divisions or Affiliates. During the two (2) year period following the Closing Date, Seller covenants and agrees that Seller shall cause GFX not to offer, sell or license its dbFX online foreign exchange trading website or the “dbFX” trade name to any other Person for use in an online retail brokerage business for spot foreign exchange. For the avoidance of doubt, this Section 7.7 shall not be interpreted to restrict Seller or its Affiliates from participating in any introducing retail broker business which directs customers exclusively to Purchaser or its Affiliates. Notwithstanding anything in Section 7.4, 7.6 or 7.7 to the contrary, nothing in this Article VII shall prohibit:

(i) GFX from offering foreign exchange trading services to customers, whether in a fiduciary capacity or otherwise, so long as the same is not offered to retail customers through an online trading platform;

(ii) GFX from operating and offering to customers the “autobahnFX” electronic trading platform (including offering foreign exchange trading services without restriction through such platform), provided that the foregoing shall not permit GFX to actively promote such “autobahnFX” electronic trading platform to retail customers, it being agreed that for purposes of this clause (ii), customers of Seller or its Affiliates’ private wealth management or private client divisions shall not be deemed retail customers;

(iii) GFX from merging with, acquiring the securities or assets of, or otherwise engaging in any business combination, restructuring or reorganization with, any of its Affiliates;

(iv) GFX from acquiring or merging with any other Person or business engaged in the Prohibited Activity, so long as the Prohibited Activity accounts for less than * (*) of the revenues of such Person or business in the fiscal year prior to such acquisition or merger, in which case Seller may conduct the Prohibited Activity so acquired without limitation or restriction and without regard to the provisions of this Agreement;

(v) GFX from holding, owning or investing in, directly or indirectly as a result of any of its proprietary trading, customer facilitation, investment banking, asset management or principal investment activities, a passive investment in any Person engaged in the Prohibited Activity;

(vi) GFX from offering to customers foreign exchange trading services involving exchange-traded futures, options on futures and options, including through an online trading platform;

(vii) GFX from offering to customers foreign exchange swaps, including through an online trading platform;

(viii) GFX from accepting an interest in any Person engaged in the Prohibited Activity pursuant to a restructuring, insolvency, bankruptcy or similar event of any kind that occurs in such Person;

(ix) GFX from accepting an interest in any Person engaged in the Prohibited Activity as payment for or in satisfaction of any loan that is currently outstanding or that may be outstanding in the future;

(x) GFX from selling, pledging, hypothecating or otherwise transferring all or a significant portion of its assets;

(xi) GFX from entering into prime brokerage, risk management, liquidity arrangements or any other similar arrangements with any third party, or offering any third party any related products or services (including the receipt of cash, debt or equity instruments as compensation therefor); or

(xii) GFX from engaging in any derivative, trading or similar transactions relating to any interest in any Person conducting the Prohibited Activity.

Section 7.8. Specific Performance. Purchaser and Seller each agree that Purchaser will suffer irreparable damage in the event of breach by Seller of Section 7.6 and Section 7.7 of this Agreement and that Purchaser shall be entitled to specific performance of such terms, in addition to any other remedy at law or equity.

* Indicates omission of material which has been separately filed pursuant to a request for confidential treatment.

Section 7.9. Redirection of Website. During the two (2) year period following the Closing Date, Seller covenants and agrees that it shall redirect the domain name “dbfx.com” to a website or web page designated in writing by and maintained by Purchaser.

Section 7.10. Tax Matters.

(a) Each of Seller and Purchaser shall, and shall cause their Affiliates to, provide the other party hereto with such cooperation, assistance and information as it may reasonably request in respect of statutory, governmental, federal, state, county, provincial, local, municipal or foreign taxes relating to the Purchased Assets and the preparation of any tax returns, including any information or similar returns required by Law to be provided to or filed with a Customer or a Governmental Entity.

(b) All applicable Transfer Taxes imposed in connection with this Agreement and the transactions contemplated hereby shall be borne by Purchaser, and Purchaser shall defend, and hold harmless Seller and its Affiliates with respect to such Transfer Taxes. Purchaser agrees to timely sign and deliver such certificates or forms as may be necessary or appropriate to establish an exemption from (or otherwise reduce) or file any tax returns with respect to Transfer Taxes. Notwithstanding anything in this Agreement to the contrary, Purchaser agrees that all payments made to Seller pursuant to this Agreement shall be exclusive of any Transfer Taxes.

(c) Seller shall deliver to Purchaser on or prior to the Closing Date (and from time to time thereafter upon a change of circumstances relating to Seller that prevents Purchaser from relying on any such Form previously provided or upon the request of Purchaser), executed originals of IRS Form W-8BEN establishing an exemption from U.S. federal withholding tax pursuant to the United States-Germany Income Tax Treaty with respect to any payments made to Seller pursuant to this Agreement. Purchaser agrees that, assuming compliance by Seller with its obligations under the previous sentence and except as otherwise provided by law, Purchaser will not withhold U.S. federal income tax on any payments made to Seller pursuant to this Agreement.

(d) The parties acknowledge and agree that a portion of each Earn-Out Payment and New Customer Payment that is due more than six months after the Closing Date will be treated as constituting interest for U.S. federal income tax purposes under Section 483 of the Internal Revenue Code of 1986, as amended, and the regulations thereunder.

Section 7.11. Requests for Information. Subject to applicable Law, each party hereto shall, and shall cause its Affiliates, to take any and all commercially reasonable actions necessary to satisfy any reasonable requests for information from the other party hereto, or its Affiliates, in connection with such other party’s review of the transactions contemplated hereby in order to facilitate the Closing on or before the Drop Dead Date, provided that (a) neither party shall be required to disclose any privileged information, any information that it is legally obligated to keep confidential information and (b) furnishing such information does not unreasonably interfere with (i) such party’s operation of its business, including, solely with respect to Seller, its ownership and management of the Purchased Assets or (ii) the performance by such party’s employees and other Representatives of their duties, in each case, in such party’s reasonable judgment. For the avoidance of doubt, no later than one (1) Business Day prior to the Closing Date, Seller shall provide Purchaser with information regarding the Customers and the Customers’ accounts sufficient to enable Purchaser to consummate the transactions contemplated under this Agreement. If for any reason whatsoever the transactions contemplated by this Agreement are not consummated, each party hereto, shall, and shall cause its Affiliates and Representatives to, upon request, return or destroy any information provided to it under this Agreement by the other party hereto, unless otherwise required by Law.

Section 7.12. Conduct of Business; Preservation of Customers. During the period from the date hereof and continuing until the earlier of the termination of this Agreement or the Closing Date, Seller agrees to use commercially reasonable efforts to maintain the corporate existence of Seller and, except (i) as contemplated by this Agreement, (ii) that Seller is not obligated to accept account applications from potential customers, open new accounts for potential customers or otherwise encourage any Person to become a Customer of Seller or (iii) with the prior written consent of Purchaser, to carry on the Business as it relates to the Purchased Assets in the ordinary course and in accordance with all applicable rules and regulations of all applicable regulatory or self-regulatory authorities. Seller further agrees that, except as contemplated by this Agreement, during the period between the date hereof and the Closing Date, Seller shall use commercially reasonable efforts to preserve intact its business relationships with the Customers. Following the Closing, Purchaser shall conduct its business, as it relates to the Purchased Assets, in its sole discretion and in accordance with its policies and procedures.

Section 7.13. Further Assurances. Each of Purchaser and Seller shall execute such documents and other instruments and take such further actions as may reasonably be required or desirable to carry out the provisions hereof and consummate the transactions contemplated by this Agreement. Upon the terms and conditions hereof, each of Purchaser and Seller shall use their respective commercially reasonable efforts to (a) take or cause to be taken all actions, and to do or cause to be done all other things, necessary, proper or advisable to consummate the transactions contemplated by this Agreement as promptly as practicable, and (b) obtain in a timely manner all necessary waivers, consents and approvals and to effect all necessary registrations and filings.

Section 7.14. No Promotion. Each party shall not, except as required by applicable Law, without the prior written consent of the other party, use the name of or refer to the other party or its Affiliates in any way, including (i) use in advertising, publicity or otherwise the name of the other party or its Affiliates (including any confusingly similar name), or any employee of the other party or its Affiliates, or any trade name, trademark, trade device, service mark, symbol or any abbreviation, logo, contraction or simulation thereof (including any confusingly similar name, mark, device or symbol) owned by the other party or its Affiliates, or (ii) represent, directly or indirectly, that any product or service provided by such party or its Affiliates has been approved or endorsed by the other party or its Affiliates or represent that the other party or its Affiliates are responsible for its obligations.

Section 7.15. Post-Closing Assistance. Except as prohibited or limited by Law, Purchaser agrees (a) that Seller shall have the right to retain copies in physical and electronic form of any documents related to the Purchased Assets and (b) to provide Seller, for so long as

Purchaser is required by Law to keep records with respect to the Purchased Assets on or after the Closing Date, upon reasonable prior notice, reasonable access during normal business hours to personnel and corporate books, records and financial information relating to the Purchased Assets with respect to periods prior to the Closing Date, to the extent necessary in connection with (i) Seller’s (or its Affiliates’, as applicable) satisfaction of retained liabilities and (ii) the preparation or filing of financial statements or filings requested or required by any Governmental Authority relating to the Purchased Assets prior to the Closing Date; provided, that such access shall not unreasonably interfere with performance by Purchaser’s personnel of their other duties and shall not subject Purchaser to any cost or legal exposure, in Purchaser’s reasonable judgment.

Section 7.16. Research Coverage. Subject to any good faith change in Seller’s policies with respect to the provision of research coverage, from the Closing Date until the first anniversary of the Closing Date, Seller shall endeavor to provide Purchaser with relevant research coverage for use by Transferring Customers substantially similar to that used in the Business and provided to Customers in the ordinary course of business as of the Closing Date, but only to the extent such research coverage is generated by Seller or its Affiliates and not by any third party, provided that, to the maximum extent permitted by applicable Law, Seller and its Affiliates shall not have any liability with respect to or in connection with such research coverage.

ARTICLE VIII

CONDITIONS TO OBLIGATIONS OF THE PARTIES

Section 8.1. Conditions Precedent to Obligations of Purchaser and Seller. The respective obligations of Purchaser, on the one hand, and Seller, on the other hand, to consummate the transactions contemplated by this Agreement shall be subject to the satisfaction (or waiver by the parties) at or prior to the Closing Date of the following conditions:

(a) No Injunction. No preliminary or permanent injunction or other Order issued by, and no Proceeding or Order by or before any Governmental Entity nor any Law or Order promulgated or enacted by any Governmental Entity shall be in effect or pending which materially delays, restrains, enjoins or otherwise prohibits the transactions contemplated hereby.

(b) Approvals. Each of Purchaser and Seller shall have obtained all consents and approvals required by any Governmental Entity for the performance of their respective obligations under this Agreement and for the consummation of the transactions contemplated hereby.

Section 8.2. Conditions Precedent to Obligations of Purchaser. The obligation of Purchaser to consummate the transactions contemplated by this Agreement is subject to the satisfaction (or waiver by Purchaser) at or prior to the Closing Date of each of the following additional conditions:

(a) Accuracy of Representations and Warranties. The representations and warranties of Seller contained herein, without giving effect to any materiality qualifications therein, shall be true and correct in all material respects on and as of the Closing Date as though made on and as of the Closing Date (or in the case of representations and warranties made as of a specified date, true and complete in all material respects as of such date), and Seller shall deliver to Purchaser a certificate of an authorized officer to the foregoing effect.

(b) Performance of Agreements. Seller shall have performed in all material respects all obligations and agreements contained in this Agreement required to be performed by it on or before the Closing Date.

(c) Documents; Actions. At the Closing, and contemporaneously with all other actions provided for herein, Seller shall have executed and delivered the documents referenced in Section 4.2.

Section 8.3. Conditions Precedent to the Obligations of Seller. The obligation of Seller to consummate the transactions contemplated by this Agreement is subject to the satisfaction (or waiver by Seller) at or prior to the Closing Date of each of the following additional conditions:

(a) Accuracy of Representations and Warranties. The representations and warranties of Purchaser contained herein, without giving effect to any materiality qualifications therein, shall be true and correct in all material respects on and as of the Closing Date as though made on and as of the Closing Date (or in the case of representations and warranties made as of a specified date, true and correct in all material respects as of such date), and Purchaser shall deliver to Seller a certificate of an authorized officer to the foregoing effect.

(b) Performance of Agreements. Purchaser shall have performed in all material respects all obligations and agreements contained in this Agreement required to be performed by it on or before the Closing Date.

(c) Documents; Actions. At the Closing, and contemporaneously with all other actions provided for herein, Purchaser shall have executed and delivered the documents referenced in Section 4.3.

ARTICLE IX

TERMINATION

Section 9.1. Termination of Agreement. This Agreement may be terminated and the transactions contemplated hereby abandoned at any time prior to the Closing:

(a) By mutual written consent of Purchaser and Seller, acting jointly, in a written agreement executed by all such parties;

(b) Upon written notice, by either Purchaser or Seller, if the Closing shall not have occurred by August 1, 2011 (the “Drop Dead Date”); provided, however, that, if the Closing shall not have occurred on or before the Drop Dead Date due to a breach under, or failure to make a delivery contemplated by, this Agreement by Purchaser or Seller, the breaching party may not terminate this Agreement pursuant to this Section 9.1(b); it being understood that neither Seller nor Purchaser shall be deemed to be a breaching party pursuant to this Section 9.1(b) as a result of any breach by such party that was remedied prior to the Drop Dead Date and within the 30-day notice period referenced in Sections 9.1(c) and 9.1(d), as applicable;

(c) By Purchaser, upon written notice to Seller, if Purchaser has previously provided Seller written notice of any material inaccuracy in or material breach of any representation or warranty contained in this Agreement such that the condition in Section 8.2(a) cannot be satisfied, or a failure by Seller to perform or comply in any material respect with any covenant or obligation of Seller contained in this Agreement required to be performed or complied with by it prior to or at the Closing Date, and Seller has failed, within thirty (30) days after the date of such notice, to remedy such inaccuracy or breach or to perform or comply with such covenant or obligation or provide reasonably adequate assurance as to Seller’s ability to promptly remedy such inaccuracy or breach or to perform or comply with such covenant or obligation, provided, however, that Purchaser shall not have the right to terminate this Agreement under this Section 9.1(c) if Purchaser is then in breach of this Agreement.

(d) By Seller, upon written notice to Purchaser, if Seller has previously provided Purchaser written notice of any material inaccuracy in or material breach of any representation or warranty contained in this Agreement such that the condition in Section 8.3(a) cannot be satisfied, or a failure by Purchaser to perform or comply in any material respect with any covenant or obligation of Purchaser contained in this Agreement required to be performed or complied with by it prior to or at the Closing Date, and Purchaser has failed, within thirty (30) days after the date of such notice, to remedy such inaccuracy or breach or to perform or comply with such covenant or obligation or provide reasonably adequate assurance as to Purchaser’s ability to promptly remedy such inaccuracy or breach or to perform or comply with such covenant or obligation, provided, however, that Seller shall not have the right to terminate this Agreement under this Section 9.1(d) if Seller is then in breach of this Agreement.

Section 9.2. Liabilities in Event of Termination. In the event of any termination of this Agreement pursuant to Section 9.1, written notice thereof shall forthwith be given to the other party specifying the provision hereof pursuant to which any such termination is made. In such event, this Agreement shall become wholly void and of no further force and effect, except for Sections 2.6, 7.1(a), 7.1(c), 7.2, 9.1 and 9.2 and Article XI, which remain in full force and effect notwithstanding such termination.

ARTICLE X

INDEMNIFICATION

Section 10.1. Survival. The representations and warranties of the parties hereto contained in this Agreement or in any certificate delivered pursuant hereto shall survive the Closing (including for purposes of Section 10.2) for a period of eighteen (18) months following the Closing Date; provided that the representations and warranties in Sections 5.1, 5.2, 5.3, 5.4, 5.5, 5.8, 6.1, 6.2, 6.3, 6.4 and 6.7 shall survive indefinitely or until the latest date permitted by Law. The covenants of the parties hereto contained in this Agreement or in any certificate or other writing delivered pursuant hereto or in connection herewith to be performed at or before the Closing shall not survive the Closing and all other covenants shall survive for eighteen (18) months following the time at which such covenants are required to be performed. The obligations to indemnify and hold harmless any party pursuant to Section 10.2(a) shall terminate when the applicable representation, warranty or covenant terminates in accordance with this Section 10.1; provided, however, that such obligations to indemnify and hold harmless shall not terminate with respect to any item as to which the Indemnified Party (as hereinafter defined) shall have, before the expiration of the applicable period, made a claim by delivering a notice of such claim to the Indemnifying Party (as hereinafter defined) in accordance with the procedures set forth in this Article X.

Section 10.2. Indemnification.

(a) Effective at and after the Closing, Seller hereby indemnifies Purchaser, its Affiliates and their respective successors and assignees against and agrees to hold each of them harmless from any and all damages, losses, liabilities and expenses (including reasonable expenses of investigation and reasonable attorneys’ fees and expenses in connection with any action, suit or proceeding whether involving a third-party claim or a claim solely between the parties hereto, but excluding any incidental, indirect, consequential, special or punitive damages, losses, liabilities or expenses, and excluding any lost profits or diminution in value) (“Damages”) incurred or suffered by Purchaser, any of its Affiliates or any of their respective successors and assignees arising out of:

(i) Any breach of any representation or warranty made in this Agreement (determined without regard to any qualification or exception contained therein relating to materiality or any similar qualification or standard) (each such misrepresentation and breach of warranty a “Warranty Breach”) or any breach of covenant or agreement made or to be performed by Seller pursuant to this Agreement; or

(ii) Excluded Liabilities;

regardless of whether such Damages arise as a result of negligence, strict liability or any other liability under any theory of law or equity.

(b) Effective at and after the Closing, Purchaser hereby indemnifies Seller, its Affiliates and their respective successors and assignees against and agrees to hold each of them harmless from any and all Damages incurred or suffered by Seller, any of its Affiliates or any of their respective successors and assignees arising out of:

(i) Any Warranty Breach or breach of covenant or agreement made or to be performed by Purchaser pursuant to this Agreement; or

(ii) Assumed Liabilities;

regardless of whether such Damages arise as a result of negligence, strict liability or any other liability under any theory of law or equity.

(c) Each of Purchaser and Seller shall take, and shall cause their respective Affiliates and Representatives to take, commercially reasonable steps to mitigate any Damages in accordance with applicable Law upon becoming aware of any event, condition or occurrence that would reasonably be expected to, or does, give rise thereto; provided, however, that either Party’s failure to mitigate Damages may not affect such Party’s right to seek indemnification hereunder but shall affect the amount of Damages in respect of which such party may be entitled to indemnification, if any.

Section 10.3. Indemnification for Third Party Claims.

(a) The party seeking indemnification under Section 10.2 (the “Indemnified Party”) agrees to give prompt notice in writing to the party against whom indemnity is to be sought (the “Indemnifying Party”) of the assertion of any claim or the commencement of any suit, action or proceeding by any third party (“Third Party Claim”) in respect of which indemnity may be sought under such Section 10.2. Such notice shall set forth in reasonable detail such Third Party Claim and the basis for indemnification (taking into account the information then available to the Indemnified Party). The failure to so notify the Indemnifying Party shall not relieve the Indemnifying Party of its obligations hereunder, except to the extent such failure shall have materially and adversely prejudiced the Indemnifying Party.

(b) The Indemnifying Party shall be entitled to participate in the defense of any Third Party Claim and, subject to the limitations set forth in this Section 10.3, shall be entitled to control and appoint lead counsel for such defense, in each case at its own expense.

(c) The Indemnifying Party shall not be entitled to assume or maintain control of the defense of any Third Party Claim and shall pay the fees and expenses of counsel retained by the Indemnified Party if (i) the Third Party Claim relates to or arises in connection with any criminal proceeding, action, indictment, allegation or investigation, (ii) the Third Party Claim seeks an injunction or equitable relief against the Indemnified Party or any of its Affiliates, (iii) the Indemnifying Party has failed or is failing to prosecute or defend vigorously the Third Party Claim or (iv) 30 days have passed since the Indemnified Party requested that the Indemnifying Party appoint counsel in order to defend the Third Party Claim and no such counsel has been appointed by the Indemnifying Party.

(d) If the Indemnifying Party shall assume the control of the defense of any Third Party Claim in accordance with the provisions of this Section 10.3, the Indemnifying Party shall obtain the prior written consent of the Indemnified Party (which shall not be unreasonably withheld) before entering into any settlement of such Third Party Claim, if (i) the settlement does not expressly unconditionally release the Indemnified Party and its Affiliates from all liabilities and obligations with respect to such Third Party Claim, (ii) the settlement imposes injunctive or other equitable relief against the Indemnified Party or any of its Affiliates or (iii) the settlement provides for an admission of guilt or finding of fault against the Indemnified Party or any of its Affiliates.

(e) In circumstances where the Indemnifying Party is controlling the defense of a Third Party Claim in accordance with this Section 10.3, the Indemnified Party shall be entitled to participate in the defense of any Third Party Claim and to employ separate counsel of its choice for such purpose, in which case the fees and expenses of such separate counsel shall be borne by the Indemnified Party; provided that in such event the Indemnifying Party shall pay the fees and expenses of such separate counsel incurred by the Indemnified Party prior to the date the Indemnifying Party assumes control of the defense of the Third Party Claim.

(f) Each party shall cooperate, and cause their respective Affiliates to cooperate, in the defense or prosecution of any Third Party Claim and shall furnish or cause to be furnished such records, information and testimony, and attend such conferences, discovery proceedings, depositions, hearings, trials or appeals, as may be reasonably requested in connection therewith.

Section 10.4. Direct Claim Procedures. In the event an Indemnified Party has a claim for indemnity under Section 10.2 against an Indemnifying Party that does not involve a Third Party Claim, the Indemnified Party agrees to give prompt notice in writing of such claim to the Indemnifying Party. Such notice shall set forth in reasonable detail such claim and the basis for indemnification (taking into account the information then available to the Indemnified Party). The failure to so notify the Indemnifying Party shall not relieve the Indemnifying Party of its obligations hereunder, except to the extent such failure shall have materially and adversely prejudiced the Indemnifying Party.

Section 10.5. Limitations on Indemnification.

(a) Neither Purchaser nor Seller shall have any liability:

(i) under this Article X unless the aggregate of all Damages for which such Party would, but for this clause (i), be liable hereunder exceeds on a cumulative basis an amount equal to * (the “Threshold”), in which event such Party shall be liable for all Damages in excess of the Threshold; and

(ii) under this Article X in excess of * of the higher of (x) * or (y) the aggregate amount actually paid or payable by Purchaser to Seller under Article III; provided, however, that the foregoing clauses (i) and (ii) shall not apply to any Damages relating to (A) Excluded Liabilities or Assumed Liabilities, or (B) a breach of the covenants or agreements contained in this Agreement.

(b) Notwithstanding anything else to the contrary contained in this Agreement, Seller shall not be required to pay any amount under this Article X in cash to the extent that at the time such payment is due the aggregate of such amount together with all other amounts previously paid under this Article X to Purchaser exceeds the aggregate of all amounts actually paid by Purchaser to Seller under Article III, but may in lieu of paying such amount in cash, by notice to Purchaser pay such amount by requesting that such amount be deducted on a dollar-for-dollar basis from amounts due to Seller by Purchaser under Article III until fully paid; provided that Section 10.5(b) shall not apply to any payments in respect of (A) breach of covenants or agreements contained in this Agreement or (B) Excluded Liabilities.

Section 10.6. Damages Net of Collateral Sources. The amount of any Damages for which indemnification is provided under Sections 10.2, 10.3 or 10.4 shall be net of (i) any amounts at the time of determination actually recovered by the Indemnified Party pursuant to any indemnification by or indemnification agreement with any third-party, (ii) any insurance proceeds or other cash receipts or sources of reimbursement at the time of determination actually received as an offset against such Damages and (iii) the amount of the net tax benefit

* Indicates omission of material which has been separately filed pursuant to a request for confidential treatment.

actually realized by the Indemnified Party by reason of such Damages (each Person named in clauses (i), (ii) and (iii), a “Collateral Source”; the amounts specified in clauses (i), (ii) and (iii) being the “Offset Amounts”). The Indemnifying Party may require an Indemnified Party to assign the rights to seek recovery pursuant to the preceding sentence; provided that the Indemnifying Party will then be responsible for pursuing such claim at its own expense. Any and all amounts payable by an Indemnifying Party pursuant to this Article X shall be paid promptly, without any delay pending determination or receipt of any Offset Amounts. If the amount of any Offset Amounts is determined or received after payment by the Indemnifying Party of any amount otherwise required to be paid to an Indemnified Party pursuant to this Article X, the Indemnified Party shall repay to the Indemnifying Party, promptly after such determination, any amount that the Indemnifying Party would not have had to pay pursuant to this Article X had such determination been made at the time of such payment (after deducting therefrom the amount of expenses incurred in obtaining the Offset Amounts).

Section 10.7. Sole Remedy/Waiver. Subject to Section 7.8 and Section 11.11, the parties hereto acknowledge and agree that after the Closing the remedies provided for in this Article X shall be the parties’ sole and exclusive remedies with respect to the subject matter of this Agreement. In furtherance of the foregoing, and subject to Section 7.8 and Section 11.11, each party hereby waives, from and after the Closing, to the fullest extent permitted by applicable Law, any and all other rights, claims and causes of action (including rights of contributions, if any) known or unknown, foreseen or unforeseen, which exist or may arise in the future, that it may have against Seller or any of its Affiliates or Representatives, or Purchaser or any of its Affiliates or Representatives, as the case may be, arising under this Agreement or out of the transactions contemplated hereby, in each case, based upon any Law (including any securities law, common law or otherwise). Each of Seller and Purchaser acknowledges that they have acted at arms-length in connection with the transactions contemplated hereby and are not agents of and owe no fiduciary duties to each other in connection therewith or relating thereto (notwithstanding any other relationships that may exist from time to time between the parties or their respective Affiliates).

Section 10.8. No Additional Representations. Purchaser acknowledges that (i) none of Seller, its Affiliates or Representatives or any other Person has made any representation or warranty, express or implied, as to the Purchased Assets or the accuracy or completeness of any information regarding the Purchased Assets furnished or made available to Purchaser and its Representatives, except as expressly set forth in this Agreement and (ii) Purchaser has not relied on any representation or warranty from any of Seller, its Affiliates or Representatives or any other Person in determining whether to enter into this Agreement, except as expressly set forth in this Agreement.

Section 10.9. Adjustment to Purchase Price. Any indemnity payment under this Article X shall, unless there is no reasonable basis for such treatment as a matter of Law or published practice, be treated as an adjustment to the Purchase Price unless a final determination (which shall include the execution of a Form 870-AD or successor form) or change in Law (including a binding revenue ruling or other similar pronouncement, provided, however, that the parties acknowledge that the proposal of Laws, regulations or guidelines shall not, prior to the actual adoption or enactment thereof, constitute such a change in Law) causes any such amount not to constitute an adjustment to the Purchase Price for tax purposes.

ARTICLE XI

MISCELLANEOUS

Section 11.1. Assignment. Neither this Agreement nor any of the rights or obligations hereunder may be assigned by Seller without the prior written consent of Purchaser, or by Purchaser without the prior written consent of Seller.

Section 11.2. Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of Seller and Purchaser, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement.

Section 11.3. Notices. Unless otherwise provided herein, any notice, request, instruction or other document to be given hereunder by any party to any other party shall be in writing and shall be deemed delivered when delivered in person or by courier or facsimile or email transmission, or the next Business Day if delivered by nationally-recognized overnight delivery service with instructions for delivery on the next Business Day, as follows:

If to Seller:	Deutsche Bank AG

1 Great Winchester Street

London EC2N 2DB

England

Attention: Chief Operating Officer, Global Foreign

Exchange

Fax: 44 (0)20 7545 1280

With a copy (which shall not constitute notice) to:	Deutsche Bank AG Group Strategy and Planning (AfK)

1 Great Winchester Street

London EC2N 2DB

England

Attention: Lisa Witney

Telephone: 44 (0) 20 7547 4806

Fax: 44 (0)20 7547 2064

Email: lisa.witney@db.com

With a copy (which shall not constitute notice) to:	Deutsche Bank 60 Wall Street

New York, NY 10005

USA

Attention: Robert M. Spielman, Director and Senior

Counsel

Telephone: 212-250-6895

Fax: 212-797-4566

Email: robert.m.spielman@db.com

With a copy (which shall not constitute notice) to:	Sidley Austin LLP 787 Seventh Avenue

New York, NY 10019

Attention: Scott Freeman

Telephone: 212- 839-7358

Fax: 212-839-5599

Email: sfreeman@sidley.com

If to Purchaser:	GAIN Capital Holdings, Inc.

135 US Highway Route 202/206 Suite 11

Bedminster New Jersey, 07921

Attention: Diego Rotsztain, Esq.

Telephone: 908-731-0715

Fax: 908-646-3813

Email: DRotsztain@gaincapital.com

or to such other place and with such other copies as either party may designate as to itself by written notice to the other party. Rejection, any refusal to accept or the inability to deliver because of changed address of which no notice was given shall be deemed to be receipt of the notice as of the date of such rejection, refusal or inability to deliver.

Section 11.4. Governing Law. THIS AGREEMENT, AND ALL CLAIMS OR CAUSES OF ACTION (WHETHER IN CONTRACT OR TORT) THAT MAY BE BASED UPON, ARISE OUT OF OR RELATE TO THIS AGREEMENT, OR THE NEGOTIATION, EXECUTION OR PERFORMANCE OF THIS AGREEMENT (INCLUDING ANY CLAIM OR CAUSE OF ACTION BASED UPON, ARISING OUT OF OR RELATED TO ANY REPRESENTATION OR WARRANTY MADE IN OR IN CONNECTION WITH THIS AGREEMENT OR AS AN INDUCEMENT TO ENTER INTO THIS AGREEMENT), SHALL BE GOVERNED BY THE INTERNAL LAWS OF THE STATE OF NEW YORK APPLICABLE TO AGREEMENTS MADE AND TO BE PERFORMED ENTIRELY WITHIN SUCH STATE, WITHOUT REGARD TO THE CONFLICT OF LAWS PRINCIPLES OF SUCH STATE.

Section 11.5. Waiver of Jury Trial. EACH PARTY HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, INVOLVING OR OTHERWISE IN RESPECT OF THIS AGREEMENT, OR ANY TRANSACTION CONTEMPLATED HEREBY. EACH PARTY (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 11.5.

Section 11.6. Entire Agreement; Amendments and Waivers. This Agreement and the Confidentiality Agreement contain the entire agreement of the parties respecting the sale and purchase of the Purchased Assets and supersedes all prior agreements among the parties respecting the sale and purchase of the Purchased Assets, including, for the avoidance of doubt, the letter of intent entered into by the parties hereto on March 16, 2011. The parties hereto have voluntarily agreed to define their rights, liabilities and obligations respecting the sale and purchase of the Purchased Assets exclusively in contract pursuant to the express terms and provisions of this Agreement and the Confidentiality Agreement; and the parties hereto expressly disclaim that they are owed any duties or are entitled to any remedies not expressly set forth in this Agreement and the Confidentiality Agreement. The sole and exclusive remedies for any breach of the terms and provisions of this Agreement and the Confidentiality Agreement (including any representations and warranties set forth herein or therein, made in connection herewith or therewith or as an inducement to enter into this Agreement or the Confidentiality Agreement) or any claim or cause of action otherwise arising out of or related to the sale and purchase of the Purchased Assets shall be those remedies available at law or in equity for breach of contract only (as such contractual remedies have been further limited or excluded pursuant to the express terms of this Agreement and the Confidentiality Agreement); and the parties hereby agree that neither party hereto shall have any remedies or cause of action (whether in contract or in tort) for any statements, communications, disclosures, failures to disclose, representations or warranties not set forth in this Agreement or the Confidentiality Agreement. Purchaser agrees and acknowledges that the Bill of Sale does not in any manner expand, limit, alter or modify the rights and obligations of the parties hereto under this Agreement or the Confidentiality Agreement.

Section 11.7. Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more such counterparts (including by means of telecopied signature pages) have been signed by each of the parties and delivered to the other parties.

Section 11.8. Invalidity. In the event that any provisions of this Agreement would be held to be invalid, prohibited or unenforceable by any court of competent jurisdiction for any reason (including, but not limited to, any provisions which would be held to be unenforceable because of the scope, duration or area of its applicability), unless narrowed by construction, this Agreement shall, as to such jurisdiction only, be construed as if such invalid, prohibited or unenforceable provision had been more narrowly drawn so as not to be invalid, prohibited or unenforceable (or if such language cannot be drawn narrowly enough, the court making any such determination shall have the power to modify such scope, duration or area or all of them, but only to the extent necessary to make such provision or provisions enforceable in such jurisdiction, and such provision shall then be applicable in such modified form in such jurisdiction only). If, notwithstanding the foregoing, any provision of this Agreement would be held to be invalid, prohibited or unenforceable in any jurisdiction, such provision shall be ineffective to the extent of such invalidity, prohibition or unenforceability, without invalidating the remaining provisions of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction.

Section 11.9. Headings. The headings of the Articles and Sections herein are inserted for convenience of reference only and are not intended to be a part of, or to affect the meaning or interpretation of, this Agreement.

Section 11.10. Jurisdiction. The parties hereto irrevocably submit to the exclusive jurisdiction of the United States District Court for the Southern District of New York or any New York State court sitting in New York County, New York, for the purpose of any claims or disputes which may arise or result from, or be connected with, this Agreement, any breach or default hereunder, or the transactions contemplated hereby and (a) hereby irrevocably agree that any and all claims, actions, causes of action, suits and proceedings related to the foregoing may be heard and determined in any such court, and (b) hereby waive, and agree not to assert in any such claim, action, cause of action, suit or proceeding, in each case, to the fullest extent permitted by applicable law, any claim that (i) the parties are not personally subject to the jurisdiction of any such court or (ii) any such claim, action, cause of action, suit or proceeding is brought in an inconvenient forum.

Section 11.11. Specific Performance. Each party hereto acknowledges that the parties hereto may be irreparably damaged in the event any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached by the parties hereto. Accordingly, any party hereto shall be entitled to an injunction or injunctions (without the posting of any bond and without proving actual damages) to prevent breaches of the provisions of this Agreement by the other parties hereto and to enforce specifically this Agreement and the terms and provisions thereof in any action instituted in any court of the United States or any state thereof having subject matter jurisdiction, in addition to any other remedy to which the parties hereto may be entitled, at law, in equity or pursuant to this Agreement.

Section 11.12. Counting. If the due date for any action to be taken under this Agreement (including, without limitation, the delivery of notices) is not a Business Day, then such action shall be considered timely taken if performed on or prior to the next Business Day following such due date.

Section 11.13. Exhibits and Schedules. The Exhibits and Schedules attached to, delivered with and identified with this Agreement are a part of this Agreement the same as if fully set forth herein and all references herein to any Section of this Agreement shall be deemed to include a reference to any Schedule named therein.

Section 11.14. Interpretation.

(a) Whenever the words “include,” “includes” or “including” are used in this Agreement they shall be deemed to be followed by the words “without limitation.”

(b) Words denoting any gender shall include all genders. Where a word or phrase is defined herein, each of its other grammatical forms shall have a corresponding meaning.

(c) A reference to any party to this Agreement or any other agreement or document shall include such party’s successors and permitted assigns.

(d) A reference to any legislation or to any provision of any legislation shall include any modification or re-enactment thereof, any legislative provision substituted therefor and all regulations and statutory instruments issued thereunder or pursuant thereto.

(e) All references to “$” and dollars shall be deemed to refer to United States currency unless otherwise specifically provided.

(f) The words “hereof”, “herein”, “hereto” and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement.

(g) All references in this Agreement to Exhibits shall be deemed references to Exhibits to this Agreement.

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IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of each of Seller and Purchaser as of the date first above written.

GAIN Capital Holdings, Inc., a Delaware corporation

By:	/s/ Glenn Stevens
Name: Glenn Stevens
Title: Chief Executive Officer

Deutsche Bank AG, acting through its London Branch, a German bank

By:	/s/ Nelius DeGroot
Name: Nelius DeGroot
Title: Managing Director

By:	/s/ Peter McLady
Name: Peter McLady
Title: Managing Director

[Signature Page to Asset Purchase Agreement]